Exhibit 99.93

NEWS RELEASE – EARLY WARNING REPORT

Issued Pursuant to NI 62-103

Acquisition of Securities of the Valens Company Inc.

This press release is being disseminated as required by National Instrument 62-103 in connection with the filing of an Early Warning Report regarding the disposal of securities of The Valens Company Inc. (the “Corporation”).

On January 26, 2021 ETF Managers Trust (the “Trust”), on behalf of ETFMG Alternative Harvest ETF (“MJ”), a series of the Trust, (together, the “Acquiror”) sold (the “Acquisition”) 277,794 common shares in the capital of the Issuer (“Shares”) through the facilities of the TSX at a price of $1.87 CAD per share for an aggregate price of $409,228.71 CAD. The ETFMG Alternative Harvest ETF is no longer the beneficial owner of the Disposed Shares.

Immediately prior to the Acquisition, the Acquiror held 12,921,702 shares directly, representing 10.06% of the issued and outstanding shares as of January 25, 2021. Following the Acquisition, the Acquiror held 12,643,908 shares directly, representing 9.84% of the issued and outstanding shares.

The Shares were sold for investment purposes only. The Acquiror may, from time to time, increase or decrease its shareholding or continue to hold Shares as it may determine appropriate in the normal course of investment activity. In the future, the Acquiror may, directly or indirectly, acquire additional Shares of the Issuer or dispose of such shares subject to a number of factors, including, without limitation, general market and economic conditions and other investment and business opportunities available.

A copy of the Early Warning Report to be filed by the Acquiror will be available on SEDAR under the Issuer’s profile on www.sedar.com.

This early warning news release is issued under the early warning provisions of Canadian securities legislation, including National Instrument 62-104 – Take Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release nor have they approved nor disapproved the content thereof.